Exhibit 99.1

ROGERS, SHAW AND QUEBECOR ANNOUNCE AGREEMENT FOR SALE OF FREEDOM

MOBILE

The proposed divestiture of Freedom Mobile to Quebecor will ensure the presence and viability of a strong fourth wireless carrier in Canada

Quebecor brings an undeniable operational and competitive track record, as well as significant financial resources

TORONTO, CALGARY AND MONTREAL, June 17, 2022 – Rogers Communications Inc. (“Rogers”), Shaw Communications Inc. (“Shaw”) and Quebecor Inc. (“Quebecor”) today announced an agreement (the “Divestiture Agreement”) for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor, subject to regulatory approval (the “Freedom Transaction”). The Freedom Transaction will ensure the presence of a strong and sustainable fourth wireless carrier across Canada. The parties strongly believe the agreement effectively addresses the concerns raised by the Commissioner of Competition and the Minister of Innovation, Science and Industry regarding viable and sustainable wireless competition in Canada.

Under the terms of the Divestiture Agreement, Quebecor has agreed to buy Freedom on a cash-free, debt-free basis at an enterprise value of C$2.85 billion, expanding Quebecor’s wireless operations nationally. The Divestiture Agreement provides for the sale of all of Freedom branded wireless and Internet customers as well as all of Freedom’s infrastructure, spectrum and retail locations. It also includes a long-term undertaking by Shaw and Rogers to provide Quebecor transport services (including backhaul and backbone) and roaming services. The parties will work expeditiously and in good faith to finalize definitive documentation.

As Freedom’s new owner, Quebecor will bring a strong operational track record, a history of competing vigorously and successfully in telecommunications services, including its wireless brands in Quebec and Eastern Ontario, and significant financial and spectrum resources to enable an expedient path to the next evolution of 5G technology for Freedom.

“Our agreement with Quebecor to divest Freedom is a critical step towards completing our proposed merger with Shaw. We strongly believe the divestiture will meet the Government of Canada’s objective of a strong and sustainable fourth wireless services provider,” said Tony Staffieri, President and CEO of Rogers. “This agreement between proven cable and wireless companies will ensure the continuation of a highly competitive market with robust future investments in Canada’s world class networks. We look forward to securing the outstanding regulatory approvals for our merger with Shaw so that we can deliver significant long-term benefits to Canadian consumers, businesses and the economy.”

“This is a truly Canadian-made solution that will benefit all Canadians by delivering increased competition and choice, the next generation of telecommunications services and enabling the transformative benefits of a combined Rogers and Shaw. We look forward to completing the Shaw Transaction which would make Rogers a truly national telecommunications provider.” said Edward Rogers, Chairman of Rogers Communications.

“This is a turning point for the Canadian wireless market,” said Pierre Karl Péladeau, President and CEO of Quebecor. “Quebecor’s Videotron subsidiary is the strong 4th player who, coupled with Freedom’s solid footprint in Ontario and Western Canada, can deliver concrete benefits for all Canadians. We have always believed that for there to be healthy competition in wireless services only a player with a proven track record can successfully enter the market. This is a value-added transaction for all consumers and the Canadian economy. After fifteen years of growth in the Quebec wireless market, we have demonstrated our expertise, our ability to innovate and our financial strength. Now we are taking another step to bring the opportunities our customers already enjoy to consumers across Canada.” Mr. Péladeau added that Quebecor and Rogers have always had a strong relationship.This trilateral agreement with Shaw is yet another example.

“Today’s announcement marks an important milestone in our bold and transformative journey to join together with Rogers,” said Brad Shaw, Executive Chairman and CEO of Shaw. “Since Shaw entered the wireless business in 2016, we have made significant strides towards changing the Canadian wireless landscape. We made a promise to Canadians that we would increase choice and affordability and I’m proud to say we delivered on that promise. Today’s announcement ensures that Freedom Mobile will remain a strong competitor.”

Required Approvals

The Freedom Transaction is conditional, among other things, on clearance under the Competition Act and the approval of ISED and would close substantially concurrently with closing of the Rogers-Shaw transaction.

The Rogers-Shaw transaction, announced March 15, 2021 has already been approved by the shareholders of Shaw and the Court of Queen’s Bench of Alberta, and the Canadian Radio-television and Telecommunications Commission, and remains subject to review by the Competition Bureau and the Minister of Innovation, Science and Industry (ISED).

Rogers standalone financial guidance for 2022, provided on April 20, 2022, remains unchanged.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the terms and conditions of the Freedom Transaction, the anticipated benefits and effects of the Freedom Transaction and the Rogers-Shaw Transaction and the timing thereof, the potential timing and anticipated receipt of the required regulatory approvals for the Freedom Transaction and the Rogers-Shaw Transaction, and the anticipated timing for closing of the Freedom Transaction and the Rogers-Shaw Transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers, Shaw, or Quebecor to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw Transaction will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals in connection with the Freedom Transaction or the Rogers-Shaw Transaction in the expected timeframe or at all; the possibility that the parties will not be able to reach a resolution with the Commissioner of Competition or ISED regarding the Rogers-Shaw Transaction; pending or potential litigation associated with the Rogers-Shaw Transaction or the Freedom Transaction, including any hearing or proceeding by or involving regulatory authorities; the failure to realize the anticipated benefits of the Freedom Transaction and the Rogers-Shaw Transaction in the expected timeframe or at all; and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact Rogers, Shaw and Quebecor can also be found in their public reports and filings which are available under their respective profiles on as applicable www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw Transaction, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals and, in the case of the Freedom Transaction, agreement by the parties of the terms of a definitive agreement on or before July 15, 2022 or such other date as agreed by the parties. There can be no assurance that such regulatory approvals will be obtained or that either the Freedom Transaction or the Rogers-Shaw Transaction will occur, or that either will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw Transaction could be modified, restructured or terminated. There can be no assurance that the Freedom Transaction or the Rogers-Shaw Transaction will be acceptable to regulatory authorities and, if applicable, will be completed in order to permit the Freedom Transaction or the Rogers-Shaw Transaction to be consummated. Finally, there can be no assurance that the anticipated benefits of either the Freedom Transaction or the Rogers-Shaw Transaction will be achieved in the expected timeframe or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Neither Rogers, Shaw nor Quebecor are under any obligation (and Rogers, Shaw and Quebecor expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock

Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or  http://investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Communications investment community contact

investor.relations@sjrb.ca

Quebecor Inc. media contact

medias@quebecor.com

Quebecor Inc. investor relations contact

Hugues Simard, Chief Financial Officer

hugues.simard@quebecor.com